Sullivan & Cromwell LLP

1700 New York Ave., N.W.

Washington, DC 20006-5215

June 9, 2017

Via EDGAR and E-mail

Corey Jennings,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	Corporación Andina de Fomento
Registration Statement under Schedule B
Filed April 24, 2017 (File No. 333-217434)

Dear Mr. Jennings:

This letter provides the responses of Corporación Andina de Fomento (“CAF”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of May 19, 2017 (the “Comment Letter”) with respect to the Registration Statement under Schedule B filed by CAF on April 24, 2017 (File No. 333-217434). In connection with this response to the Comment Letter, CAF today filed Amendment No. 1 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose a copy of the Amended Registration Statement and a marked copy of the Amended Registration Statement to show changes to the Registration Statement as filed on April 24, 2017.

All responses are keyed to the headings indicated in the Comment Letter and are designated with the letter “R” below the comment number. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to CAF’s response. The page references in the Staff’s comments refer to page numbers in the Registration Statement under Schedule B filed by CAF on April 24, 2017; the page numbers in CAF’s responses refer to the page numbers in the Amended Registration Statement.

Mr. Corey Jennings	-2-

General

1.	To the extent possible, please update all statistics and information in the registration statement to provide the most recent data.

R:	The Amended Registration Statement has been revised as suggested on pages 4 to 6, 8, 11 to 22, and S-1 to S-26. CAF has not updated certain statistical information and information regarding its operations where either no equivalent more recent information is available or updating the information to March 31 or another recent date would not reveal any material new trends or changes in trends. CAF notes that this approach is consistent with its past filings.

Market Overview and Portfolio Trends, page 15

2.	Please include a discussion of any material trends for your shareholders, whether individually or collectively, that may affect your business or operations.

R:	The Amended Registration Statement has been revised to include the material trends for CAF’s shareholders, whether individually or collectively, that may affect CAF’s business or operations. Please see page 15.

Selected Projects, page 2 [sic]

3.	Please make clear how the projects included were chosen and whether the projects are representative of your activities in each country.

R:	The Amended Registration Statement has been revised as suggested on page 28.

Supplementary Information, page S-1

4.	Please include the interest rate for each series of bonds listed. In certain circumstances, you indicate that the amount is fixed or floating without disclosing the interest rate or the manner of calculating it.

R:	The Amended Registration Statement has been revised to include the interest rate for each series of bonds listed. Please see pages S-23 and S-24.

* * * * *

Mr. Corey Jennings	-3-

On behalf of CAF and its advisors, we thank you and the Staff for your assistance to date in connection with the review of CAF’s filing.

If you have any additional questions or comments, please feel free to call me at (202) 956-7550. I may also be reached by e-mail at mcelroyp@sullcrom.com. (In my absence, please call Bob Risoleo at (202) 956-7510. He may also be reached by e-mail at risoleor@sullcrom.com.)

Very truly yours,

/s/ Paul J. McElroy

Paul J. McElroy

(Enclosures)

cc:	Elizabeth Freed
(Corporación Andina de Fomento )

Robert S. Risoleo
(Sullivan & Cromwell LLP)